Exhibit 99.142

StarPoint Energy Trust Announces Third Quarter Results

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW/

Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, Nov. 10 /CNW/ - StarPoint Energy Trust is pleased to announce its financial and operating results for the three and nine months ended September 30, 2005.

StarPoint Energy Trust (“StarPoint” or the “Trust”) was created through the reorganization of StarPoint Energy Ltd. on January 7, 2005.

The Trust commenced operations as an oil and gas income trust on January 7, 2005. Accordingly, the consolidated financial statements for 2005 and 2004 reflect the financial position, results of operations, and cash flows as if the Trust had always carried on the business of StarPoint Energy Ltd.

The term “units” has been used herein to identify both the trust units and the exchangeable shares of the Trust issued on or after January 7, 2005, as well as the common shares of StarPoint Energy Ltd. outstanding prior to the conversion on January 7, 2005. All per unit numbers referenced below are adjusted to give effect to a 4 for 1 consolidation of units outstanding effective on the January 7, 2005 conversion of StarPoint Energy Ltd. into the Trust.

StarPoint Energy Ltd.’s third quarter 2004 comparative results presented in the financial and operating results below include production volumes and producing assets that were transferred to Mission Oil and Gas Inc. (formerly a wholly owned subsidiary of StarPoint Energy Ltd.) and distributed out to StarPoint Energy Ltd. shareholders as part of the plan of arrangement on January 7, 2005.

On August 9, 2005 StarPoint closed a high quality, long life, operated light oil acquisition strategically located in the Trust’s key operating area of Southeast Saskatchewan. This consolidation acquisition was accretive to the Trust on a reserve, production, cash flow and net asset value per unit basis. The full accretion relating to this transaction will be represented in StarPoint’s fourth quarter 2005 results.

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FINANCIAL HIGHLIGHTS

	Three months ended			Nine months ended
($ Thousands, except	September 30			September 30
per unit and per boe amounts)	2005	2004(2)	% Change	2005	2004(2)	% Change
Production revenue (net of hedging)	171,618	27,666	520	247,956	74,285	234
Cash flow from operations (before period corporate transaction costs) (1) (3) (4)	102,819	14,013	634	153,893	38,509	300
Per unit - basic	$1.08	$0.68	59	$2.87	$1.96	46
Per unit - diluted	$ 1.05	$ 0.68	54	$ 2.73	$ 1.96	39
Cash flow from operations (after period corporate transaction costs) (1) (3) (4)	101,400	14,013	624	141,777	38,509	268
Per unit - basic	$1.07	$0.68	57	$2.65	$1.96	35
Per unit - diluted	$ 1.04	$ 0.68	53	$ 2.52	$ 1.96	29
Distributions	61,534	—	—	105,657	—	—
Payout ratio (before period corporate transaction costs)	60%	—	—	69%	—	—
Payout ratio (after period corporate transaction costs)	61%	—	—	75%	—	—
Income (before period corporate transaction costs) (3) (4)	32,180	5,012	542	36,004	14,130	155
Income (after period corporate transaction costs) (3) (4)	30,761	5,012	514	23,888	14,130	69
Net income	30,747	2,323	1,224	30,211	6,547	361
Per unit - basic	$ 0.32	$ 0.12	167	$ 0.56	$ 0.32	75
Per unit - diluted	$ 0.31	$ 0.12	158	$ 0.54	$ 0.32	69
Weighted average units outstanding (thousands)
Basic	94,798	20,643	359	53,578	19,619	173
Diluted	97,618	20,815	369	56,319	19,778	185
Trust units outstanding at period end	101,753	20,384	399	101,753	20,384	399
Exchangeable shares outstanding at period end	1,596	—	—	1,596	—	—

(1)         “Cash flow from operations” should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles (“GAAP”) as an indicator of the Trust’s performance. “Cash flow from operations” represents cash flow from operating activities prior to changes in non-cash working capital. The Trust’s financial determination of cash flow from operations may not be comparable to that found in the consolidated statements of cash flows in the financial statements. The Trust also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

(2)         The shares outstanding at September 30, 2004 have been converted on a 4 to 1 basis to reflect the exchange of each share of StarPoint Energy Ltd. for either 0.25 units of the Trust or 0.25 exchangeable shares.

(3)         The Trust incurred certain costs relating to the merger with APF Energy Trust. These costs have been expensed in the consolidated statement of income and accumulated earnings (deficit) for the three months ended September 30, 2005.

(4)         The Trust incurred certain costs relating to the Plan of Arrangement with E3 Energy Inc. These costs have been expensed in the consolidated statement of income and accumulated earnings (deficit) for the nine months ended September 30, 2005.

OPERATIONAL HIGHLIGHTS

	Three months ended			Nine months ended
	September 30			September 30
	2005	2004	% Change	2005	2004	% Change

Production
Natural gas (mcf/d)	75,644	12,150	523	36,082	12,516	188
Oil and natural gas liquids (bbl/d)	22,519	5,357	320	12,312	4,481	175
Oil equivalent (boe/d)	35,126	7,382	376	18,326	6,567	179
Wells drilled
Gross	31	15		58	36
Net	16.6	11.0		34.3	23.1
Success rate	97%	80%		91%	83%

President’s Letter to Unitholders

During the third quarter, and extending into the fourth quarter of 2005, the Trust continued to deliver exceptional results in accordance with management’s focused business strategy.

StarPoint’s achievements in the third quarter of 2005 include the following:

•                                          Increased independently engineered proven plus probable reserves from approximately 26.2 mmboe at the end of the third quarter of 2004, to 125.8 mmboe at the end of the third quarter of 2005, an increase of more than 375 percent.

•                                          Increased production to 35,126 boe per day in the third quarter of 2005, from 7,382 boe per day in the third quarter of 2004, an increase of more than 375 percent.

Current production of more than 37,500 boepd now exceeds the Trust’s 2005 projected exit rate of 36,500 boepd (65 percent light oil; 35 percent natural gas).

•                                          Increased cash flow (before period corporate transaction costs) to $102.8 million in the third quarter of 2005, from $14.0 million in the same quarter of 2004, an increase of more than 630 percent.

•                                          Cash flow per unit (before period corporate transaction costs) increased to $1.08 in the third quarter of 2005 from $0.68 in the third quarter of 2004, an increase of 59 percent.

•                                          On August 9, 2005, StarPoint closed a consolidation acquisition of high netback, operated, light crude oil properties strategically located in southeast Saskatchewan, for cash consideration of approximately $317.7 million.

Management believes that these assets comprise some of the highest quality light oil reservoirs in the entire Williston Basin. The full accretion relating to this transaction will be represented in StarPoint’s fourth quarter 2005 results.

•                                          On August 9, 2005, StarPoint completed a financing of 13.0 million trust units at an issue price of $18.65 per unit, resulting in gross proceeds of $242.5 million.

•                                          Revised upward the Trust’s 2005 average daily and exit production targets on August 9, 2005 to 22,000 boepd and 36,500 boepd (65 percent light oil; 35 percent gas), respectively.

•                                          Increased the Trust’s monthly cash distribution effective September 15, 2005, from $0.21 to $0.22 per unit ($2.64 per year).

•                                          Lowered StarPoint’s payout ratio to 60 percent during the current quarter.

•                                          Experienced excellent success with respect to StarPoint’s third quarter development drilling program, successfully drilling and casing 30 (16.6 net) wells of 31 wells drilled, for a success rate of 97 percent.

•                                          Continued to aggressively build StarPoint’s lower risk, development drilling inventory to more than 900 (675 net) locations - providing a drilling inventory of more than four years.

•                                          Locked-in significant production volumes (and attractive acquisition metrics) by maintaining management’s ongoing hedging program - at very attractive forward strip pricing parameters.

•                                          Announced a strategic merger with Acclaim Energy Trust (“Acclaim”) to form a new 75,000 boepd benchmark energy trust (the “New Trust”) - which will be one of the largest and best positioned conventional oil and gas trusts in North America.

StarPoint unitholders will also receive common shares in an exciting new growth orientated junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”).

•                                          Increased the monthly cash distribution of the New Trust from $0.22 to $0.23 per month ($2.76 per year), in conjunction with the Acclaim merger.

OPERATIONAL REVIEW

During the third quarter of 2005, StarPoint drilled a total of 21 (12.2 net) oil wells, 9 (3.9 net) gas wells, and 1 (0.5 net) D&A well, resulting in an overall success rate of 97 percent.

At Tatagwa in southeast Saskatchewan (50-80% average WI), work has continued on the potential unitization of this large 200 million barrel original oil in place (OOIP) Midale Marly reservoir. An analog pool to the north, with similar OOIP, was unitized in 2002 with production around 500 bopd. Since that time, production has steadily increased to over 1,400 bopd with the implementation of a secondary recovery water flood, and a horizontal development drilling program in the Midale Marly formation. This exciting project will continue to be a high priority with a 2006 development drilling program, ongoing unitization negotiations, and continued geological and engineering analysis of the water flood project.

At Queensdale North in southeast Saskatchewan (100% average WI), StarPoint drilled its first horizontal development well into the recently acquired, large Alida light oil pool. This high quality, long life pool has more than 26 million barrels of OOIP. The Trust’s first horizontal well has been flowing at initial production rates of more than 250 bopd.

At StarPoint’s Pheasant Rump Alida pool in southeast Saskatchewan (60%

average WI), the first four wells in the summer drilling program were completed in the third quarter. Early results are encouraging with two of the three Alida wells producing high netback, light oil. In addition, the first Bakken well in the area was drilled with encouraging drilling shows. This well is awaiting further completion results. In the fall, two additional Alida horizontal wells are planned to delineate the extent of this high quality light oil pool.

At Countess in southern Alberta (62.5-100% average WI), a 32 well shallow gas program began early in the fourth quarter and will continue until the end of the year. These wells are targeting high quality, long life, tight natural gas from the Medicine Hat/Milk River formations. These high netback, tight gas formations continue to experience excellent results from ongoing industry downspacing. StarPoint will use this late 2005 program as a pilot project to further monitor field performance for continued down spacing into 2006 and beyond. StarPoint has more than 70 sections of operated land at Countess.

In southern Alberta, StarPoint was very active with a well reactivation and work over program at Countess, Alderson and Alderson East. Several of the crude oil pools in this area are under waterflood, and are being analyzed by StarPoint for better efficiencies. Early results from this optimization program have been very encouraging. A new re-activation of an existing well was flow tested at more than 125 bopd and 200 mcf/d of solution gas. This well will be tied in for permanent production in the fourth quarter. An exciting development drilling program will commence on these high quality, large OOIP pools in the fourth quarter of 2005. These high netback assets have no lessor’s royalty attached to them.

StarPoint continues to add to its large drilling inventory. The Trust now has more than 900 (675 net) gross development, step-out and exploratory locations on its land base throughout western Canada and the northern USA. These locations include more than 375 lower risk locations for high quality light oil. StarPoint has also identified over 525 shallow gas locations on its properties, largely focused in southern Alberta for high quality, tight gas from the Medicine Hat/Milk River formations, and the Horseshoe Canyon coals in the Leo/Trochu area of central Alberta.

This large internal suite of drilling opportunities represents a three to four year drilling inventory on the Trust’s existing land base. StarPoint continues to evaluate opportunities to expand its development and exploration drilling inventory through potential farm out opportunities on its large undeveloped land base of approximately 600,000 net acres.

Remaining capital expenditures in 2005 include the drilling of 114 (80.9 net) wells, which comprise 40 (28.6 net) oil wells and 74 (52.3 net) natural gas wells. This high quality, low risk development drilling program involves net risked capital expenditures of approximately $36.8 million.

A large shallow gas program of 32 (27.7 net) wells at Countess started in late October targeting the Milk River/Medicine Hat sands. Southeast Saskatchewan will continue to be a focus for StarPoint with a 19 (14.4 net) well program concentrating on many of the high quality, large OOIP light oil pools acquired in mid 2005. Additional drilling will be concentrated in StarPoint’s key operating areas of southern, central and western Alberta. This program will be funded entirely out of existing cash flow.

Integration of the strategic, high quality acquisitions completed in June and August of 2005 is now complete. Program implementation is well underway under the direction of StarPoint’s experienced asset and operations teams.

STRATEGIC MERGER

On September 19, 2005, StarPoint announced an exciting new merger with Acclaim Energy Trust (“Acclaim”) to form an elite new energy trust (the “New Trust”), which will be one of the largest and best positioned conventional oil and gas energy trusts in North America, with an enterprise value of approximately $5 billion.

As part of the Acclaim merger, unitholders will also receive shares in a new junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), which is well positioned for growth.

The New Trust - Positioned to Deliver Stable Distributions

The New Trust will have the following proforma attributes:

•                                          the New Trust will be led by Acclaim’s existing proven management team;

•                                          a stable, long-life reserve base of more than 230 mmboe on a proven plus probable basis (NI 51-101 compliant), with an RLI of approximately 9 years;

•                                          a diversified, high quality production base of approximately 75,000 boed (65 percent light oil; 35% gas);

•                                          cash flow at current commodity prices of over C$950 million on an annualized basis;

•                                          approximately 196 million units outstanding;

•                                          a high quality, low-risk, 4-5 year development drilling inventory of more than 1,300 locations for long life light oil and natural gas;

•                                          a conservative balance sheet with proforma net debt of less than 1 times forward cash flow, and more than $250 million of unutilized credit capability;

•                                          a high level of control through operatorship of approximately 80 percent of production;

•                                          high netback production with current netbacks of over C$35 per boe;

•                                          the New Trust’s distribution policy will initially be set at $0.23 per unit per month, beginning with the first record date following closing of the transaction; and

•                                          the New Trust will apply to interlist its trust units on the New York Stock Exchange.

TriStar - Positioned for Growth

TriStar will be well-positioned for growth, and will have the following attributes:

•                                          TriStar will be led by StarPoint’s existing proven management team;

•                                          a high quality, operated light oil and natural gas reserve and production base strategically located in southeast Saskatchewan and south central Alberta;

•                                          initial proven plus probable reserves of TriStar will be more than 3 million boe;

•                                          high netback production of approximately 1,000 boed (75 percent light oil; 25 percent natural gas);

•                                          two key operated producing properties at Wayne-Rosedale, in southern Alberta, and Star Valley, in southeast Saskatchewan, both characterized by large original oil in place reservoirs - with significant development drilling upside of more than 20 locations; and

•                                          excellent exploration upside with more than 75,000 net acres of undeveloped land strategically located on several exciting exploration play trends.

Unitholder meetings for StarPoint and Acclaim relating to the approval of the merger will be held in December of 2005. Closing is expected in early January, 2006.

An Exciting Transition

On behalf of the StarPoint executive team, I would like to take this opportunity to sincerely thank all of our employees, consultants and service providers for their loyalty and dedication in successfully implementing management’s focused business strategy.

In its brief two year history, StarPoint has had one of the best growth profiles of any oil and gas company in North America, assembling a focused, high quality asset and opportunity base. In this regard, StarPoint’s executive would also like to thank StarPoint’s Board of Directors for their guidance and support.

Lastly, management would like to thank our unitholders for their continued support of StarPoint Energy over the past twenty-four months, particularly in relation to our exciting upcoming merger with Acclaim, and the creation of TriStar.

We believe that the New Trust will be one of the largest and best-positioned conventional energy trusts in North America in terms of its proven management team, its high quality asset and opportunity base, and its excellent balance sheet.

We will strive to continue delivering superior returns to unitholders of the New Trust, and to the shareholders of the new, growth oriented TriStar.

On behalf of the Board of Directors,

(signed)

Paul Colborne

President and

Chief Executive Officer

November 10, 2005

This document contains forward looking statements, including statements relating to management’s approach to the number of wells, amount and timing of capital projects, interest rates, worldwide and industry production, prices of oil and natural gas, Company production, cash flow and debt levels. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. The reader is cautioned that assumptions used in preparation of such information, although considered reasonable by StarPoint at the time of preparation, may prove to be incorrect.

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) was prepared on November 10, 2005. It should be read in conjunction with StarPoint Energy Trust’s (“StarPoint” or the “Trust”) unaudited interim consolidated financial statements for the three and nine months ended September 30, 2005, StarPoint Energy Ltd.’s audited consolidated financial statements and MD&A for the period ended December 31, 2004, and StarPoint Energy Trust’s audited financial statements for the period ended December 31, 2004.

The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The reporting and measurement currency is the Canadian dollar.

The Trust commenced operations as an oil and gas income trust on January 7, 2005. Accordingly, the consolidated financial statements for 2005 and 2004 reflect the financial position, results of operations, and cash flows as if the Trust had always carried on the business formerly carried on by StarPoint Energy Ltd. All comparative figures referred to in the consolidated financial statements and this MD&A are the previous unaudited consolidated results of StarPoint Energy Ltd.

Management’s discussion and analysis contains the term “cash flow from operations” which represents cash flow from operating activities prior to changes in non-cash working capital. Cash flow from operations is not a Canadian GAAP standard and therefore may not be comparable to performance measures presented by others. Management believes that in addition to net income, cash flow from operations is a useful supplemental measure as it provides an indication of StarPoint’s operating performance, leverage and liquidity. Investors should be cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with GAAP as an indication of StarPoint’s performance.

Where amounts are expressed on a barrel of oil equivalent (“boe”) basis, natural gas volumes have been converted to boe using a ratio of 6,000 cubic feet of natural gas to one barrel of oil equivalent. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe figures may be misleading, particularly if used in isolation.

Proposed Transaction

Proposed Business Combination

On September 19, 2005, the Trust and StarPoint Energy Ltd. entered into an agreement with Acclaim Energy Trust (“Acclaim”) and Acclaim Energy Inc. to combine StarPoint and Acclaim to form a new publicly traded income trust (“New Trust”). This transaction (the “Transaction”) would also include the formation of a new publicly traded exploration company, TriStar Oil & Gas Ltd. (“TriStar”).

The Transaction will be carried out pursuant to a plan of arrangement. Specifically, unitholders of the respective trusts will receive:

(a)                                 For each StarPoint unit owned, 1.0000 units of New Trust, 0.1000 of a TriStar share and 0.0210 of one arrangement Warrant (“Warrant”) of TriStar.

(b)                                 For each Acclaim unit owned, 0.8333 units of New Trust, 0.0833 of a TriStar share and 0.0175 of one Warrant of TriStar.

Each full Warrant will be exercisable into one TriStar share at an exercise price equal to the price at which the TriStar shares are issued under a TriStar private placement, for 30 days from the effective date of the Transaction.

Significant Transactions

Plan of Arrangement

The Trust was established as part of a Plan of Arrangement (the “Arrangement”) which became effective on January 7, 2005. The Arrangement resulted in the shareholders of StarPoint Energy Ltd. and E3 Energy Inc. (“E3”) receiving trust units in the Trust and shares in a new publicly listed exploration and production company, Mission Oil and Gas Inc. (“Mission”).

Shareholders of both StarPoint Energy Ltd. and E3 received common shares of Mission and at their election, either units of the Trust, which pay monthly cash distributions, or exchangeable shares which may be exchanged into units of the Trust.

Specifically, shareholders of the respective companies received:

For each StarPoint Energy Ltd. common share owned:

(a)                                 0.2500 units of the Trust and 0.1111 shares of Mission, or

(b)                                 0.2500 exchangeable shares and 0.1111 shares of Mission.

For each E3 common share owned:

(a)                                 0.1100 units of the Trust and 0.0488 shares of Mission, or

(b)                                 0.1100 exchangeable shares and 0.0488 shares of Mission.

The Trust incurred costs related to the Arrangement which have been expensed on the consolidated statement of earnings and accumulated earnings (deficit) including $1.7 million for the termination of the stock option plan which reflects the unexpensed portion of the fair value of the outstanding options, and other transaction costs of $1.6 million.

Acquisition of Selkirk Energy Partnership

Effective January 28, 2005, StarPoint Energy Ltd. acquired all of the issued and outstanding shares of four private corporations for cash consideration of $68.5 million less cash and working capital acquired of $5.8 million. Together, the private corporations owned 100 percent of the interests in Selkirk Energy Partnership (“Selkirk”), a general partnership formed under the laws of the Province of Alberta. Selkirk was subsequently reorganized such that it was dissolved and StarPoint Commercial Trust (the “Subtrust”) now holds all of the assets and liabilities of Selkirk.

The acquisition of Selkirk was financed through borrowings under StarPoint’s demand revolving operating credit facility and an equity bridge loan with a major Canadian chartered bank. On February 10, 2005, the Trust completed an offering of 3.8 million trust units at $18.00 per unit for gross proceeds of $67.7 million. The net proceeds were used to pay down the amounts owing under the equity bridge loan and to reduce indebtedness under the credit facility.

APF Combination

On April 13, 2005, StarPoint and APF Energy Trust (“APF”) entered into a combination agreement providing for the combination of StarPoint and APF into a single energy trust. The transaction was approved by the unitholders of APF at a meeting held on June 20, 2005 and the transaction closed on June 27, 2005. Under the terms of this combination agreement, each APF unit issued and outstanding was exchanged for 0.63 of a StarPoint unit on a tax-deferred rollover basis and StarPoint acquired all of the assets and assumed all of the liabilities of APF.

Prior to the combination, in a separate transaction, APF unitholders were given the right to receive common shares in Rockyview Energy Inc. (“Rockyview”), a new junior exploration company with approximately 1,000 boe per day of primarily natural gas production focused in Central Alberta.

EnCana Assets Acquisition

On June 30, 2005 StarPoint acquired a partnership with crude oil properties located in Central and Southern Alberta from EnCana Corporation, (the “EnCana Assets”) for total cash consideration of $398.0 million, after certain closing adjustments. The acquisition had an effective date of May 1, 2005.

In connection with the EnCana Acquisition, StarPoint issued 17.8 million subscription receipts at $18.00 per subscription receipt for gross proceeds of $320.4 million. In addition, StarPoint issued $60.0 million of 6.5 percent convertible extendible unsecured subordinated debentures (the “StarPoint Debentures”). The StarPoint Debentures mature on July 31, 2010 and are convertible into approximately 50.6329 StarPoint trust units per $1,000 face amount of the StarPoint Debenture, at any time, at the option of the holder, at a conversion price of $19.75 per trust unit.

Southeast Saskatchewan Acquisition

On August 9, 2005 StarPoint acquired a partnership with crude oil properties located in southeast Saskatchewan for total cash consideration of $317.7 million, after certain closing adjustments. The acquisition had an effective date of June 1, 2005.

In connection with this acquisition, StarPoint issued 13.0 million subscription receipts at $18.65 per subscription receipt for gross proceeds of $242.5 million. The issue of the subscription receipts closed August 9, 2005.

Results of Operations

StarPoint’s operations for the three and nine months ended September 30, 2005 include its strategic acquisitions of E3 and Selkirk in January 2005, the combination with APF in June 2005, its acquisition of the EnCana Assets in June 2005, and the southeast Saskatchewan assets acquired in August 2005.

Production

Total daily production for the third quarter and nine months ended September 30, 2005 averaged 35,126 boe per day and 18,326 boe per day, respectively, as compared to 7,382 boe per day and 6,567 boe per day respectively, during the same periods in 2004. The increases of 376 percent and 179 percent, respectively, compared to the same periods in 2004 were due primarily to strategic acquisitions and from the successful drilling program which achieved a 97 percent and 92 percent success rate for the third quarter and nine months ended September 30, 2005, respectively.

Natural gas production averaged 75.6 mmcf per day in the third quarter and 36.1 mmcf per day for the nine months ended September 30, 2005, an increase of 523 percent and 188 percent, respectively, when compared to the same periods in 2004. The third quarter and nine months ended September 30, 2004 averaged 12.2 mmcf per day and 12.5 mmcf per day, respectively.

StarPoint increased oil and natural gas liquids (“NGL”) production by 320 percent and 175 percent, respectively, during the three and nine months ended September 30, 2005, a result of the increased overall production resulting from the strategic acquisitions and the successful drilling program.

Pricing

StarPoint’s average crude oil and NGL price increased 26 percent and 24 percent for the three and nine months ended September 30, 2005, respectively. Crude oil and NGL prices averaged $64.54 per bbl and $59.34 per bbl for those periods in 2005, respectively, from $51.19 per bbl and $47.78 per bbl, respectively in the same periods for 2004. Benchmark Edmonton light sweet oil averaged $77.21 per bbl and $68.55 per bbl for the third quarter and nine months ended September 30, 2005, an increase of 36 percent and 34 percent, respectively, compared to the same periods in 2004.

StarPoint’s average natural gas price increased 50 percent and 36 percent for the three and nine months ended September 30, 2005. Natural gas prices averaged $8.82 per mcf and $8.25 per mcf for those periods in 2005, respectively, from $5.87 per mcf and $6.07 per mcf, respectively in the same periods for 2004. AECO-C Index averaged $9.30 per mcf and $7.85 per mcf for the third quarter and nine months ended September 30, 2005, an increase of 37 percent and 16 percent, respectively, compared to the same periods in 2004.

Revenue

Revenue, after the effects of hedging transactions, increased to $171.6 million and $248.0 million in the third quarter and nine months ended September 30, 2005, from $27.7 million and $74.3 million, respectively, for the comparable 2004 periods. The 520 percent and 234 percent increases, respectively, compared to those periods in 2004, are a result of increased production due to strategic acquisitions from the third quarter of 2004 to date, successful drilling results and optimization programs, and increases in commodity prices.

Royalty Expenses

Royalties in the third quarter and nine months ended September 30, 2005 were $34.3 million or 17.6 percent of revenue, and $50.8 million or 18.1 percent of revenue before hedging, respectively. This compares to $6.4 million or 23.2 percent and $17.5 million or 23.6 percent, respectively, for the same periods in 2004. Royalties are calculated and paid based on oil and natural gas revenues, net of the associated transportation costs and before any hedging gains or losses. Accordingly, the increase in royalty expense continues to be as a result of its direct correlation to changes in revenue.

Operating Expenses

Operating expenses were $24.3 million or $7.53 per boe and $36.0 million or $7.20 per boe in the third quarter and nine months ended September 30, 2005, respectively. This compares to operating expenses for the same periods in 2004 of $4.9 million or $7.18 per boe and $11.4 million or $6.33 per boe, respectively. The increases on a per boe basis resulted from the acquisitions in 2005 of production with higher per boe operating costs.

Transportation Expenses

Transportation expenses were $0.9 million or $0.27 per boe and $1.5 million or $0.29 per boe in the third quarter and nine months ended September 30, 2005, respectively. This compares to transportation expenses for the same periods in 2004 of $0.4 million or $0.57 per boe and $1.4 million or $0.78 per boe, respectively. Transportation costs are reflective of the location of the properties, transportation rates and the location where the product is sold.

Operating Netbacks

Operating netbacks were $34.68 per boe and $31.92 per boe for the third quarter and nine months ended September 30, 2005, compared to $23.55 per boe and $24.44 per boe for the same periods in 2004. The increase in operating netbacks for these periods is primarily a result of higher realized prices.

NETBACKS

	Three months ended		Nine months ended
	September 30		September 30
($ per boe, unless otherwise noted)	2005	2004	2005	2004

Total production (boe/d)	35,126	7,382	18,326	6,567

Crude oil and natural gas liquids ($/bbl)	64.54	51.19	59.34	47.78
Hedging losses ($/bbl)	(10.64)	(8.03)	(9.50)	(4.16)
Natural gas ($/mcf)	8.82	5.87	8.25	6.07
Hedging gains ($/mcf)	(0.32)	(0.14)	(0.19)	0.02
Total Price	60.58	46.81	56.29	44.17
Hedging gains (losses)	(7.47)	(6.04)	(6.73)	(2.89)
Royalties, net	(10.63)	(9.47)	(10.15)	(9.73)
Operating	(7.53)	(7.18)	(7.20)	(6.33)
Transportation	(0.27)	(0.57)	(0.29)	(0.78)
Operating Netback	34.68	23.55	31.92	24.44
General and administrative	(0.63)	(0.91)	(0.74)	(1.07)
Amortization of derivative liability	0.98	—	0.63	—
Interest	(1.27)	(0.86)	(1.10)	(0.81)
Period corporate transaction costs	(0.44)	—	(2.42)	—
Unit based compensation	(1.07)	(0.68)	(1.45)	(0.88)
Depletion, depreciation and accretion	(22.72)	(13.71)	(22.06)	(13.83)
Capital taxes	(0.96)	(1.13)	(1.06)	(1.17)
Future income tax recovery (expense)	1.40	(2.83)	2.67	(3.05)
Non-controlling interest	(0.45)	—	(0.34)	—
Net income	9.52	3.43	6.05	3.63

General and Administrative Expenses

As a result of StarPoint’s growth, general and administrative (“G&A”) expenses increased to $2.0 million and $3.7 million in the third quarter and nine months ended September 30, 2005, respectively. This is an increase from the comparable periods in 2004 of $0.6 million and $1.9 million, respectively. G&A expenses on a per boe basis were $0.63 per boe and $0.74 per boe in the third quarter and nine months ended September 30, 2005, respectively, compared to $0.91 per boe and $1.07 per boe, respectively, for the comparable periods in 2004.

During the third quarter and nine months ended September 30, 2005, $0.9 million and $2.4 million of costs relating to development activities were capitalized, compared to $0.4 million and $1.1 million, respectively, during the same periods in 2004.

Amortization of Derivative Liability

Upon the acquisition of APF, StarPoint assessed a fair value of $25.1 million for the APF hedges in place at that time. As these hedges mature, the portion of the fair value ascribed to the maturing hedges is recognized in income. During the three and nine months ended September 30, 2005, $3.2 million was thus recognized into income. As at September 30, 2005, the fair value of these hedges was $21.4 million, as further detailed below under “Hedging Program”.

Interest Expense

Interest expense was $4.1 million and $5.5 million in the third quarter and nine months ended September 30, 2005, respectively. This is an increase from the comparable periods in 2004 of $0.6 million and $1.5 million, respectively. Interest expense on a per boe basis was $1.27 per boe and $1.10 per boe in the third quarter and nine months ended September 30, 2005, respectively, compared to $0.86 per boe and $0.81 per boe, respectively, for the comparable periods in 2004. The increase in interest expense for the 2005 periods compared to those in 2004 is a result of higher average levels of debt and the issuance of convertible debentures.

Period Corporate Transaction Costs

The Trust incurred costs relating to both the Arrangement and the APF combination which have been expensed on the consolidated statement of earnings and accumulated earnings (deficit) including $7.1 million for the termination of the restricted units issued on January 7, 2005, which reflects the unexpensed portion of the fair value of the outstanding units, and other transaction costs of $1.4 million for the three months ended September 30, 2005.

Unit-based and Stock-based Compensation

StarPoint has established a Restricted Unit Incentive Plan (the “Plan”) for employees, directors, consultants and other service providers of the Trust and its subsidiaries. The unit-based compensation expense was $3.5 million or $1.07 per boe and $7.2 million or $1.45 per boe in the third quarter and nine months ended September 30, 2005, respectively. The unit-based compensation expense is based on a calculation of the value of the restricted units that is recorded as an expense over the vesting period of the restricted units.

The comparable stock-based compensation expenses for same periods in 2004 were $0.5 million or $0.68 per boe and $1.6 million or $0.88 per boe, respectively. The stock-based compensation expense was calculated utilizing a fair value assessment methodology.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense in the third quarter and nine months ended September 30, 2005 was $73.4 million or $22.72 per boe, and $110.4 million or $22.06 per boe, respectively. This compares to $9.3 million or $13.71 per boe and $24.9 million or $13.83 per boe, respectively, for the same periods in 2004. The increase in the depletion and depreciation rate per boe is largely a result of properties acquired under StarPoint’s strategic acquisition plan and the impact of adopting EIC-151, Exchangeable Securities Issued by Subsidiaries of Income Trusts, as described in note 2 to the financial statements.

Taxes

For the third quarter and nine months ended September 30, 2005, StarPoint recorded a capital tax expense of $3.1 million and $5.3 million, respectively, and a future income tax recovery of $4.5 million and $13.4 million, respectively. This compares to a capital tax expense of $0.8 million and $2.1 million, respectively, and a future income tax expense of $1.9 million and $5.5 million, respectively, for the same periods in 2004. The capital tax expense is comprised of the Large Corporation Tax and the Saskatchewan Resource Surcharge.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired, excluding goodwill, exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. It is anticipated that the future income tax liability will not be paid by StarPoint, but will instead be passed on to unitholders in its distributions. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time, to the extent that no income taxes were paid by StarPoint. At the current time, StarPoint does not anticipate any cash income taxes will be paid in the foreseeable future.

Hedging Program

StarPoint enters into commodity price derivative contracts that provide downside price protection, in order to provide some stability of cash flows for operational expenditures and unitholder distributions. Commodity prices fluctuate due to political events, meteorological conditions, disruptions in supply and changes in demand. StarPoint’s Risk Management Policy, as set out by the Board of Directors, allows management to implement a commodity price hedging program.

StarPoint’s financial instruments qualify for hedge accounting, which StarPoint has elected to use. The following tables summarize StarPoint’s hedging relationships:

FIXED PRICE OIL SWAP CONTRACTS

	Volume	Average Price	Index
	(bbl/d)	($CDN/bbl)
Oct 1, 2005 - Dec 31, 2005	11,100	60.77	WTI
Jan 1, 2006 - Dec 31, 2006	11,832	63.85	WTI
Jan 1, 2007 - Dec 31, 2007	9,562	65.86	WTI
Jan 1, 2008 - June 30, 2008	500	72.20	WTI

The fair value of the fixed price oil contracts at September 30, 2005 was a loss of $98.5 million, including a loss of $10.7 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

FIXED PRICE NATURAL GAS SWAP CONTRACTS

	Volume	Average Price	Index
	(GJ/d)	($CDN/GJ)
Oct 1, 2005 - Dec 31, 2005	9,000	7.52	AECO
Jan 1, 2006 - Dec 31, 2006	24,570	7.84	AECO
Jan 1, 2007 - Dec 31, 2007	5,000	8.47	AECO

The fair value of the fixed price natural gas contracts at September 30, 2005 was a loss of $31.6 million, including a loss of $2.2 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

COSTLESS COLLARS OIL CONTRACTS

	Volume	Price	Index
	(bbl/d)	($US/bbl)
Oct 1, 2005 - Dec 31, 2005	3,000	46.50 - 54.48	WTI
Jan 1, 2006 - Sept 30, 2006	2,156	46.08 - 55.44	WTI

The fair value of the costless collars at September 30, 2005 was a loss of $12.8 million including a loss of $7.1 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

COSTLESS COLLARS NATURAL GAS CONTRACTS

	Volume	Price	Index
	(GJ/d)	($CDN/GJ)
Oct 1, 2005 - Dec 31, 2005	28,092	6.68 - 8.82	AECO
Jan 1, 2006 - Mar 31, 2006	28,000	6.91 - 9.64	AECO

The fair value of the costless collars at September 30, 2005 was a loss of $21.0 million, including a loss of $1.4 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

FIXED INTEREST RATE SWAPS

StarPoint has assumed through the APF combination, fixed interest rate swaps between April 1, 2005 and September 30, 2007 covering $80.0 million of principal with interest rates varying between 3.58 percent and 3.65 percent, plus a stamp fee. The fair value of the fixed interest rate swaps at September 30, 2005 was a loss of $0.2 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

ELECTRICITY PRICE RISK

At September 30, 2005 StarPoint had a 2 MW contract with a fixed price of $46.40 per MWh, between April 1, 2005 and December 31, 2005. The fair value of the electricity cost management contract at September 30, 2005 was a gain of $0.2 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded in the liability on acquisition.

Liquidity and Capital Resources

In order to support StarPoint’s growth-oriented business plan, StarPoint’s strategy is to fund its capital expenditure program with cash flows from operations, bank debt, and working capital. As at September 30, 2005, StarPoint had $412.6 million drawn on its $555.0 million demand loan facility with a syndicate of Canadian chartered banks, as disclosed in note 7 to the financial statements. StarPoint also had a working capital surplus of $19.1 million at September 30, 2005. As at that date, StarPoint had met all of its covenants pertaining to this loan agreement and is not required to make any repayments.

StarPoint has convertible debentures outstanding with a fair value of $78.8 million. See Contractual Obligations for the terms and conditions.

On August 9, 2005 StarPoint closed a high quality, long life, operated light oil acquisition strategically located in the Trust’s key operating area of southeast Saskatchewan. This consolidation acquisition was accretive to the Trust on a reserve, production, cash flow and net asset value per unit basis. The full accretion relating to this transaction will be represented in StarPoint’s fourth quarter 2005 results.

StarPoint executes its growth strategy through strategic property and corporate acquisitions as well as through development activities. Capital expenditures, net of corporate acquisitions were $29.7 million and $67.9 million for the third quarter and nine months ended September 30, 2005, compared to $17.1 million and $43.6 million, respectively, for the same periods in 2004. The following table details these capital expenditures:

CAPITAL EXPENDITURES

($ Thousands)	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Land and seismic	607	1,474	2,675	5,934
Drilling and development	27,667	15,583	50,654	37,441
Property acquisitions	—	—	11,377	—
Other	1,440	7	3,193	195
Total	29,714	17,064	67,899	43,750

Goodwill

StarPoint recorded goodwill of $13.6 million and $360.6 million during the third quarter and nine months ended September 30, 2005, respectively. The amounts recorded in the third quarter relate to the acquisition of the southeast Saskatchewan properties and adjustments to the purchase price equation for the APF acquisition. These combined with the first quarter 2005 combinations with E3, and the acquisition of Selkirk, the combination with APF in the second quarter, and the acquisition of the EnCana Assets resulted in the amount for the nine months ended September 30, 2005. During the third quarter and nine months ended September 30, 2004, StarPoint recorded goodwill of $7.1 million and $52.4 million, respectively.

Unitholders’ Equity

As at November 10, 2005, StarPoint had 102.4 million trust units and

1.6 million exchangeable shares outstanding. The exchangeable shares are convertible into trust units at the exchange ratio in effect at the date of conversion. By applying the exchange ratio at November 10, 2005, 1.9 million trust units are issuable upon conversion of the exchangeable shares.

StarPoint has recorded a non-controlling interest attributable to the issued and outstanding exchangeable shares of StarPoint Energy Ltd. in accordance with new accounting requirements defined in the Canadian Institute of Chartered Accountants Emerging Issues Committee’s Pronouncement 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts (“EIC-151”). The new standard requires a trust that has a subsidiary with exchangeable shares which are transferable to third parties to recognize these shares as representing a non-controlling interest in a subsidiary. Further discussion can be found under “New Accounting Pronouncements” in this MD&A and in note 10 to the accompanying unaudited financial statements for the three and nine months ended September 30, 2005.

The exchangeable shares in StarPoint Energy Ltd. are transferable to third parties and thus represent a non-controlling interest as defined by EIC-151. At September 30, 2005, the non-controlling interest was $4.7 million, with net income attributable to the non-controlling interest of $1.2 million for the third quarter and net income of $1.5 million for the period from January 7 to September 30, 2005. As the exchangeable shares are converted to trust units, unitholders’ equity is increased for the fair value of the trust units issued.

Cash Distributions

StarPoint declares distributions on a monthly basis to unitholders of record and distributions are made the following month. The actual distribution is determined by the Board of Trustees and is dependent upon the commodity price environment, production levels, and cash flow requirements to fund capital expenditures.

As at September 30, 2005, $83.9 million of cash distributions have been paid and another $21.7 million have been declared since the inception of StarPoint as a trust on January 7, 2005.

Contractual Obligations

The Trust had a $555.0 million revolving operating credit facility. The credit facility is available on a revolving basis to May 31, 2006 plus a 365 day term period. The facility bears interest at the bank’s prime rate per annum. StarPoint has pledged as collateral a $1.0 billion first priority floating charge, demand debenture over all of the assets of the Trust. The borrowing base under the credit facility will be re-determined by the lenders on a semi-annual basis or upon the acquisition or disposition of assets beyond certain defined limits.

StarPoint has issued 6.5 percent convertible extendible unsecured subordinated debentures (the “StarPoint Debentures”). The StarPoint Debentures mature on July 31, 2010 and are convertible into approximately 50.6329 StarPoint trust units per $1,000 face amount of the StarPoint Debenture, at any time, at the option of the holder, representing a conversion price of $19.75 per trust unit. The StarPoint Debentures will not be redeemable at the option of the Trust on or before July 31, 2008. After July 31, 2008, and prior to the maturity date, the StarPoint Debentures may be redeemable in whole or in part, at a price of $1,050 per StarPoint Debenture after July 31, 2008 and redeemable after July 31, 2009 at a price of $1,025. During the three months ended September 30, 2005, $5.2 million of these debentures were converted into StarPoint trust units.

In connection with the APF Combination, and pursuant to a debenture agreement dated June 27, 2005, 9.4 percent unsecured subordinated convertible debentures (the “APF Debentures”) were assumed by StarPoint. The APF Debentures are convertible at the holder’s option into fully paid and non-assessable trust units at any time prior to July 31, 2008 at a conversion price of $16.68 per trust unit. The APF Debentures are not redeemable by the Trust before July 31, 2006, except under certain circumstances. The APF Debentures become redeemable at $1,050 per APF Debenture, in whole or in part, after July 31, 2006 and redeemable at $1,025 after July 31, 2007 and before maturity. During the three months ended September 30, 2005, $23.9 million of these debentures were converted into StarPoint trust units.

SUMMARY OF QUARTERLY RESULTS

($ Thousands except per unit and boe/d amounts)	Q3	2005 Q2	Q1	2004 Q4

Production revenue(1)	171,618	40,467	35,873	27,734
Net income (loss)	30,747	(2,171)	2,924	(142)
Per unit - basic(2)	$0.32	($0.07)	$0.12	$0.00
Per unit - diluted(2)	$0.31	($0.07)	$0.12	$0.00
Production (boe/d)	35,126	10,167	9,402	7,493
Cash flow from operations(3)	101,400	22,167	18,211	12,793
Per unit - basic(2)	$1.07	$0.74	$0.74	$0.62
Per unit - diluted(2)	$1.04	$0.69	$0.66	$0.50

($ Thousands except per unit and boe/d amounts)	Q3	2004 Q2	Q1	2003
				Q4	Q3(4)

Production revenue(1)	27,666	27,112	19,507	4,588	251
Net income (loss)	2,323	2,496	1,728	(164)	(387)
Per unit - basic(2)	$0.11	$0.12	$0.10	$0.01	($0.07)
Per unit - diluted(2)	$0.10	$0.12	$0.09	$0.00	($0.07)
Production (boe/d)	7,382	7,027	5,288	1,421	261
Cash flow from operations(3)	14,013	14,134	10,360	2,134	98
Per unit - basic(2)	$0.68	$0.72	$0.58	$0.18	$0.02
Per unit - diluted(2)	$0.55	$0.68	$0.50	$0.15	$0.02

(1)   Production revenue reported is net of hedging.

(2)   The shares outstanding for each quarter prior to the one ending March 31, 2005 have been converted on a 4 to 1 basis to reflect the exchange of each share of StarPoint Energy Ltd. for either 0.25 trust units or 0.25 exchangeable shares.

(3)   “Cash flow from operations” should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles (“GAAP”) as an indicator of StarPoint’s performance. “Cash flow from operations” represents cash flow from operating activities prior to changes in non-cash working capital. StarPoint’s determination of cash flow from operations may not be comparable to that found in the consolidated statements of cash flows in the unaudited interim financial statements. StarPoint also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

(4)   StarPoint Energy Ltd. began active operations September 5, 2003, therefore comparative amounts in the third quarter of 2003 represent a period less than a full quarter.

Newly Adopted Accounting Policies

Exchangeable Shares

On January 19, 2005, the Canadian Institute of Chartered Accountants Emerging Issues Committee issued Pronouncement 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts (“EIC-151”), effective for financial statements issued on or after June 30, 2005. Under this standard, exchangeable shares issued by a subsidiary of an income trust are presented as non-controlling interest unless certain conditions are met. The exchangeable shares of StarPoint Energy Ltd. are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria in order for them to be classified as equity. A non-controlling interest charge is made to net earnings equivalent to the non-controlling interest’s proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

Upon the conversion of the exchangeable shares into trust units, the exchange is treated as a step acquisition, with the value ascribed to the trust units being the fair value of the trust units by the unitholders at the time of the exchange. The difference between the book value of the exchangeable shares converted and the fair value of the trust units issued is recorded as an increase in property and equipment, including the impact of future income taxes thereon.

As a result of adopting this standard, at September 30, 2005 StarPoint has recorded an increase in unitholders’ equity of $38.5 million, an increase in property and equipment of $56.2 million, and an increase in future income tax liability of $23.8 million. The change in accounting policy had no impact to the consolidated net income for the three and nine months ended September 30, 2004 as the exchangeable shares were issued subsequent to those periods.

Unit-Based Compensation Plan

StarPoint’s unit-based compensation plan is described in note 11 to the financial statements. The restricted units granted under the plan are accounted for based upon the price of trust units at the grant date of the restricted units. This underlying value at the grant date is expensed over the vesting period, as is the value of the accumulated distributions received during the period, with a corresponding increase to contributed surplus for the total charge.

Business Conditions and Risks

The business of exploration, development and acquisition of oil and natural gas reserves involves a number of uncertainties and as a result, StarPoint is exposed to a number of risks inherent in the oil and natural gas industry. Operationally, StarPoint faces risks that are associated with finding, developing and producing oil and natural gas reserves. These include risks associated with drilling, economic risk, environmental and safety concerns and access to processing facilities. The financial risks that are not within StarPoint’s control include the fluctuations in national and international commodity prices, exchange rates and interest rates. StarPoint mitigates risk through the competence of its management team, adequate insurance coverage and safety and environmental programs that meet or exceed regulations.

Additional Information

Additional information relating to StarPoint, including StarPoint’s Annual Information Form (“AIF”) and previously issued financial statements can be found on SEDAR at www.sedar.com.

StarPoint Energy Trust

Consolidated Balance Sheets

(Unaudited)

($ Thousands)	September 30, 2005	December 31, 2004

Assets
Current
Accounts receivable	138,363	39,605
	138,363	39,605

Property and equipment (notes 4 and 5)	1,964,932	242,650
Goodwill	360,593	87,627
Total assets	2,463,888	369,882

Liabilities
Current
Accounts payable and accrued liabilities	104,506	46,447
Cash distributions payable	21,720	—
Derivative liability (notes 4 and 13)	14,546	—
Bank loan (note 7)	412,637	74,167
	553,409	120,614

Asset retirement obligation (note 8)	81,862	13,375
Derivative liability (notes 4 and 13)	7,397	—
Convertible debentures (note 6)	75,029	—
Future income taxes (note 9)	128,043	40,170
Total liabilities	845,740	174,159

Non-controlling interest
Exchangeable shares (note 10)	4,876	—

Unitholders’ Equity
Unitholders’ equity (note 11)	1,672,284	186,220
Contributed surplus (note 11)	6,857	3,649
Convertible debentures (note 6)	3,723	—
Accumulated cash distributions	(105,657)	—
Accumulated earnings	36,065	5,854
Total unitholders’ equity	1,613,272	195,723
Total liabilities and unitholders’ equity	2,463,888	369,882

See accompanying notes to consolidated financial statements.

StarPoint Energy Trust

Consolidated Statements of Income and Accumulated Earnings (Deficit)

(Unaudited)

($Thousands except per unit amounts)	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Revenue
Petroleum and natural gas	171,618	27,666	247,956	74,285
Royalties	(34,346)	(6,425)	(50,762)	(17,509)
Amortization of derivative liability (note 13)	3,153	—	3,153	—
	140,425	21,241	200,347	56,776
Expenses
Operating	24,348	4,874	36,031	11,388
Transportation	879	387	1,453	1,401
Interest	4,101	583	5,519	1,456
General and administrative	2,036	619	3,725	1,922
Period corporate transaction costs	1,419	—	12,116	—
Unit-based compensation expense	3,451	—	7,243	—
Stock-based compensation (note 11)	—	462	—	1,591
Depletion, depreciation and accretion	73,430	9,304	110,372	24,888
	109,664	16,229	176,459	42,646
Income before taxes and non-controlling interest	30,761	5,012	23,888	14,130
Taxes
Capital taxes	3,089	765	5,321	2,100
Future income tax expense (recovery) (note 9)	(4,517)	1,924	(13,369)	5,483
	(1,428)	2,689	(8,048)	7,583
Income before non-controlling interest	32,189	2,323	31,936	6,547
Non-controlling interest (note 10)	1,442	—	1,725	—
Net income	30,747	2,323	30,211	6,547
Accumulated earnings (deficit), beginning of period	5,318	3,673	5,854	(551)
Accumulated earnings, end of period	36,065	5,996	36,065	5,996
Net income per trust unit (note 11)
Basic	0.32	0.12	0.56	0.32
Diluted	0.31	0.12	0.54	0.32
Weighted average number of trust units
Basic	94,798	20,643	53,578	19,619
Diluted	97,618	20,815	56,319	19,778

See accompanying notes to consolidated financial statements.

StarPoint Energy Trust

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30		Nine months ended September 30
($ Thousands)	2005	2004	2005	2004

Cash flows related to the following activities:

Operating Activities
Net income for the period	30,747	2,323	30,211	6,547
Amortization of derivative liability	(3,153)	—	(3,153)	—
Period corporate transaction costs	—	—	8,748	—
Unit and stock-based compensation	3,451	462	7,243	1,591
Depletion, depreciation and accretion	73,430	9,304	110,372	24,888
Future income taxes	(4,517)	1,924	(13,369)	5,483
Non-controlling interest	1,442	—	1,725	—
	101,400	14,013	141,777	38,509

Change in non-cash working capital	11,007	7,155	(34,910)	(3,021)
	112,407	21,168	106,867	35,488

Financing Activities
Bank loan - repayments	—	—	(8,243)	(41,657)
Bank loan - drawdowns	73,108	10,919	164,164	60,447
Trust units/common shares issued (net of issue costs)	241,538	2,529	629,900	20,122
Issue of debentures (net of issue costs)	—	—	57,600	—
Cash distributions paid	(61,534)	—	(105,657)	—
Change in non-cash working capital	2,426	—	20,413	—
	255,538	13,448	758,197	38,912

Investing Activities
Capital expenditures	(29,714)	(17,064)	(67,899)	(43,570)
Corporate acquisitions, net of cash acquired	(317,726)	(16,382)	(783,821)	(22,862)
Change in non-cash working capital	(20,505)	(1,170)	(13,344)	(7,968)
	(367,945)	(34,616)	(865,064)	(74,400)
Change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents, beginning of period	—	—	—	—
Cash and cash equivalents, end of period	—	—	—	—

Supplemental information (note 12)

See accompanying notes to consolidated financial statements.

StarPoint Energy Trust

Notes to Consolidated Financial Statements

Three and nine months ended September 30, 2005 and 2004

Business and Basis of Presentation

StarPoint Energy Trust (“StarPoint” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the province of Alberta. The Trust was established as part of a Plan of Arrangement (the “Arrangement”) that became effective on January 7, 2005 (see note 4).

The conversion of StarPoint Energy Ltd. to the Trust has been accounted for as a continuity of interest. Accordingly, the consolidated financial statements for 2005 and 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by StarPoint Energy Ltd. Accordingly, the three and nine months ended September 30, 2004 reflect the results of operations and cash flows of StarPoint Energy Ltd. and its subsidiaries prior to the Arrangement. Due to the conversion into an energy trust, certain information included in the consolidated financial statements for prior periods may not be directly comparable.

The term “units” has been used to identify the trust units and exchangeable shares of the Trust issued on or after January 7, 2005 as well as the common shares of StarPoint Energy Ltd. outstanding prior to the conversion on January 7, 2005.

Unless otherwise stated, tabular dollar amounts presented in these notes are in thousands of Canadian dollars.

Principles of Consolidation

The consolidated financial statements include the accounts of StarPoint and the following significant subsidiaries, all of which are wholly owned: StarPoint Energy Ltd., StarPoint Commercial Trust, StarPoint Energy Partnership, StarPoint Resources Partnership, StarPoint Prairie Partnership, Trend Energy Inc., Upton Resources USA Inc., APF Energy Trust (“APF”), APF Energy Inc., APF Energy Limited Partnership, APF Acquisition Trust, and Tika Energy Inc.

1.     Summary of Significant Accounting Policies

The interim consolidated financial statements of the Trust have been prepared following the same accounting policies and methods of computation utilized in the consolidated financial statements of StarPoint Energy Ltd. for the year ended December 31, 2004, and those utilized in the consolidated financial statements of the Trust for the year ended December 31, 2004, except as described below in note 2. The disclosures provided in the financial statements for the three and nine months ended September 30, 2005 are incremental to and should be read in conjunction with the Trust’s audited financial statements for the period ending December 31, 2004, and StarPoint Energy Ltd.’s audited consolidated financial statements for the year ended December 31, 2004. The disclosures in these interim, unaudited consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements.

2.     Accounting Policies

Exchangeable Shares

On January 19, 2005, the Canadian Institute of Chartered Accountants Emerging Issues Committee issued Pronouncement 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts (“EIC-151”), effective for financial statements issued on or after June 30, 2005. Under this standard, exchangeable shares issued by a subsidiary of an income trust are presented as non-controlling interest unless certain conditions are met. The exchangeable shares of StarPoint Energy Ltd. are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria in order for them to be classified as equity. A non-controlling interest charge is made to net income equivalent to the non-controlling interest’s proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

Upon the conversion of the exchangeable shares into trust units, the exchange is treated as a step acquisition, with the value ascribed to the trust units being the fair value of the trust units by the unitholders at the time of the exchange. The difference between the book value of the exchangeable shares converted and the fair value of the trust units issued is recorded as an increase in property and equipment, including the impact of future income taxes thereon.

As a result of adopting this standard, at September 30, 2005 StarPoint has recorded an increase in unitholders’ equity of $38.5 million, an increase in property and equipment of $56.2 million, and an increase in future income tax liability of $23.8 million. The change in accounting policy had no impact to the consolidated net income or accumulated earnings for the three and nine months ended September 30, 2004 as the exchangeable shares were issued subsequent to those periods.

Unit-based Compensation Plan

StarPoint’s unit-based compensation plan is described in note 11. The restricted units granted under the plan are accounted for based upon the price of trust units at the grant date of the restricted units. This underlying value at the grant date is expensed over the vesting period, as is the value of the accumulated distributions received during the period, with a corresponding increase to contributed surplus for the total charge.

3.     Proposed Business Combination

On September 19, 2005, the Trust and StarPoint Energy Ltd. entered into an agreement with Acclaim Energy Trust (“Acclaim”) and Acclaim Energy Inc. to combine StarPoint and Acclaim to form a new publicly traded income trust (“New Trust”). This transaction (the “Transaction”) would also include the formation of a new publicly traded exploration company

TriStar Oil & Gas Ltd. (“TriStar”).

The Transaction will be carried out pursuant to a plan of arrangement. Specifically, unitholders of the respective trusts will receive:

(a)   For each StarPoint unit owned, 1.0000 units of New Trust, 0.1000 of a TriStar share and 0.0210 of one arrangement warrant (“Warrant”) of TriStar.

(b)   For each Acclaim unit owned, 0.8333 units of New Trust, 0.0833 of a TriStar share and 0.0175 of one Warrant of TriStar.

Each full Warrant will be exercisable into one TriStar share at an exercise price equal to the price at which the TriStar shares are issued under a TriStar private placement for 30 days from the effective date of the Transaction.

4.     Business Combinations

(i)    Southeast Saskatchewan Acquisition

On August 9, 2005 StarPoint acquired a partnership with crude oil properties located in southeast Saskatchewan for total cash consideration of $317.7 million, after certain closing adjustments.

This acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash paid	317,376
Acquisition costs	350
317,726

Purchase Price at Fair Value
Property and equipment	320,392
Goodwill	11,645
Asset retirement obligation	(14,311)
317,726

(ii)   EnCana Assets Acquisition

On June 30, 2005 StarPoint acquired a partnership with crude oil properties located in Central and Southern Alberta from EnCana Corporation, (the “EnCana Assets”) for total cash consideration of $398.0 million, after certain closing adjustments.

This acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash paid	397,735
Acquisition costs	250
397,985

Purchase Price at Fair Value
Property and equipment	390,700
Goodwill	23,767
Asset retirement obligation	(16,482)
397,985

(iii)  APF Combination

On June 27, 2005, StarPoint acquired all of the issued and outstanding units of APF Energy Trust (“APF”). Under the terms of the Combination Agreement, each APF unit issued and outstanding was exchanged for 0.63 of a StarPoint unit on a tax-deferred rollover basis for Canadian residents. Prior to the combination, in a separate transaction, APF unitholders were given the right to receive common shares in Rockyview Energy Inc. (“Rockyview”), a new junior exploration company.

StarPoint was deemed the acquirer of APF and consequently StarPoint has accounted for APF as an acquisition using the purchase method of accounting as follows:

Consideration
Trust units issued	735,448
Acquisition costs	7,000
742,448

Purchase Price at Fair Value
Property and equipment	893,061
Goodwill	209,681
Working capital	(4,898)
Bank loan	(174,305)
Convertible debentures (note 6)	(53,488)
Derivative liability	(25,095)
Asset retirement obligation	(32,216)
Future income taxes	(70,292)
742,448

(iv)  Selkirk Energy Partnership

On January 28, 2005, StarPoint Energy Ltd. acquired all of the issued and outstanding shares of four private corporations for cash consideration of $68.5 million. Together, the private corporations owned 100 percent of the interests in Selkirk Energy Partnership.

The acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash	68,022
Transaction costs	450
68,472

Purchase Price at Fair Value
Property and equipment	50,011
Goodwill	4,961
Future income taxes	8,364
Cash on hand	8,162
Working capital	(2,388)
Asset retirement obligation	(638)
68,472

As a result of certain adjustments to the values assigned to the purchase price equation, a future tax asset of $8.4 million was recorded and goodwill was reduced correspondingly.

(v)   Plan of Arrangement

The Trust was established as part of the Arrangement which became effective January 7, 2005. The Arrangement resulted in the shareholders of StarPoint Energy Ltd. and E3 receiving trust units in the Trust and shares in a new publicly listed exploration and production company, Mission.

Shareholders of both StarPoint Energy Ltd. and E3 received common shares of Mission and at their election, either units of the Trust, which pay monthly cash distributions, or exchangeable shares which may be exchanged into units of the Trust.

StarPoint Energy Ltd. was deemed the acquirer of E3 and consequently the Trust has accounted for E3 as an acquisition using the purchase method of accounting as follows:

Consideration	E3	Mission
Fair value of options assumed	4,096	—
Trust units issued/Net assets transferred	61,573	(20,713)
Acquisition costs	800	—
	66,469	(20,713)

Purchase Price at Fair Value	E3	Mission
Property and equipment	70,733	(18,798)
Goodwill	22,912	—
Working capital	(1,671)	—
Bank loan	(8,243)	—
Asset retirement obligation	(1,841)	751
Future income taxes	(15,421)	(2,666)
	66,469	(20,713)

The Trust incurred costs related to the Arrangement which have been expensed on the consolidated statement of earnings and accumulated earnings (deficit) including $1.7 million for the termination of the stock option plan which reflects the unexpensed portion of the fair value of the outstanding options, and other transaction costs of $1.6 million.

As a result of certain adjustments to the values assigned in the Mission disposition, the net assets transferred and the amount of property and equipment were increased by $2.3 million, while unitholders’ equity increased $1.7 million respectively, and the related future income taxes were increased by $0.6 million.

5.  Property and Equipment

	September 30, 2005
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum & natural gas properties	2,035,573	71,833	1,963,740
Administrative assets	2,307	1,115	1,192
	2,037,880	72,948	1,964,932

	December 31, 2004
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum & natural gas properties	280,389	38,182	242,207
Administrative assets	555	112	443
	280,944	38,294	242,650

The calculation of the 2005 depletion and depreciation expense excludes undeveloped land costs and salvage values of $194.3 million (September 30, 2004 - $50.0 million). Future development costs of $66.0 million (September 30, 2004 - $11 million) were included in the depletion calculation.

During the nine months ended September 30, 2005, StarPoint capitalized $2.4 million (September 30, 2004 - $1.2 million) of general and administrative costs relating to exploration and development activities.

6.  Convertible Debentures

(i)  StarPoint Debentures

In connection with the acquisition of the EnCana Assets described in note 4, StarPoint sold $60.0 million of 6.5 percent convertible extendible unsecured subordinated debentures (the “StarPoint Debentures”) on May 26, 2005. The StarPoint Debentures mature on July 31, 2010 and are convertible into approximately 50.6329 StarPoint trust units per $1,000 face amount of the StarPoint Debenture, at any time, at the option of the holder, representing a conversion price of $19.75 per trust unit. The StarPoint Debentures will not be redeemable at the option of the Trust on or before July 31, 2008. After July 31, 2008, and prior to the maturity date, the StarPoint Debentures may be redeemable in whole or in part, at a price of $1,050 per StarPoint Debenture after July 31, 2008 and redeemable after July 31, 2009 at a price of $1,025.

As at September 30, 2005, the fair value of the remaining StarPoint Debentures was $52.6 million, reflected as $51.5 million classified as a liability, and $1.1 million for the equity conversion feature classified in unitholders’ equity. The liability portion of the debentures will accrete up to the face value at maturity with a corresponding charge to earnings. The face value of the outstanding StarPoint Debentures was $54.8 million at September 30, 2005.

(ii)  APF Debentures

In connection with the APF Combination, and pursuant to a debenture agreement dated June 27, 2005, (the “APF Debentures”) the APF Debentures were assumed by StarPoint. The 9.4 percent unsecured subordinated convertible debentures are convertible at the holder’s option into fully paid and non-assessable trust units at any time prior to July 31, 2008 at a conversion price of $16.68 per trust unit. The APF Debentures are not redeemable by the trust before July 31, 2006, except under certain circumstances. The APF Debentures become redeemable at $1,050 per APF Debenture, in whole or in part, after July 31, 2006 and redeemable at $1,025 after July 31, 2007 and before maturity.

As at September 30, 2005, the fair value of the remaining APF Debentures was $26.1 million, reflected as $23.5 million classified as a liability, and $2.6 million for the equity conversion feature classified in unitholders’ equity. The liability portion of the debentures will accrete up to the face value at maturity with a corresponding charge to earnings. The face value of the outstanding APF Debentures was $23.1 million at September 30, 2005.

(iii)  Reconciliation of Debenture Activity

	Liability Component	Equity Component	Total

Upon issuance, in 2005	104,399	6,688	111,087
Accretion of liability	120	—	120
Conversion into trust units	(29,474)	(2,965)	(32,439)
Fair value increment amortization	(175)	—	(175)
Issue cost amortization	159	—	159
Carrying value, at September 30, 2005	75,029	3,723	78,752

7.  Bank Loan

On September 30, 2005, the Trust had a $555.0 million revolving operating credit facility. The credit facility is available on a revolving basis to May 31, 2006 plus a 365 day term period. The facility bears interest at the bank’s prime rate per annum. StarPoint has pledged as collateral a $1.0 billion first priority floating charge, demand debenture over all of the assets of the Trust. The borrowing base under the credit facility will be re-determined by the lender on a semi-annual basis or upon the acquisition or disposition of assets beyond certain defined limits.

At September 30, 2005, $412.6 million had been drawn on this facility. As at September 30, 2005 and to date, StarPoint had met all covenants pertaining to its loan agreement.

8.  Asset Retirement Obligation

The total future asset retirement obligation was estimated based on StarPoint’s net ownership interest in all of its wells and facilities, estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. StarPoint has estimated the net present value of its total asset retirement obligations to be $81.9 million as at September 30, 2005. These payments are expected to be made over the foreseeable future with the majority of costs incurred between now and 2012. StarPoint’s credit adjusted risk-free rate of six percent and an inflation rate of two percent per annum were used to calculate the net present value of the asset retirement obligation.

The following table reconciles StarPoint’s total asset retirement obligation:

	Nine months ended September 30, 2005	Year ended December 31, 2004
Asset retirement obligation, beginning of period	13,375	2,052
Liabilities acquired (net of dispositions)	64,737	10,000
Liabilities incurred	2,200	638
Accretion expense	1,550	685
Asset retirement obligation, end of period	81,862	13,375

9.  Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. Cash distributions for the three and nine months ended September 30, 2005 were $61.5 million and $105.7 million, respectively, reducing StarPoint’s expected future income tax expense and resulting in a recovery for the three and nine months ended September 30, 2005 of $4.5 million and $13.4 million, respectively.

10.  Non-Controlling Interest

The exchangeable shares of StarPoint Energy Ltd. are exchangeable at any time into trust units at the option of the holder, based on the exchange ratio in effect. Exchangeable shares may only be held by Canadian residents. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The number of trust units issuable upon conversion is based on the exchange ratio in effect on the date of conversion.

	Number of shares	Amount ($000s)
Issued for common shares, January 7, 2005	3,494,595	6,810
Exchanged for trust units	(1,898,112)	(3,659)
Non-controlling interest in income	—	1,725
Balance, September 30, 2005	1,596,483	4,876
Exchange ratio, September 30, 2005	1.08841	—
Trust units issuable upon conversion	1,737,628	4,876

11.  Unitholders’ Equity

(i)            Authorized

(i)      An unlimited number of common voting units;

(ii)     An unlimited number of special voting units; and

(iii)    An unlimited number of exchangeable shares.

(ii)           Issued and Outstanding Trust Units and Common Shares

Common Shares	Issued	Amount
		($000s
Balance, December 31, 2004	83,133,251	186,220
Trust Units
Conversion to trust units and exchangeable shares	24,092,852	229,482
Reclassification of exchangeable shares	(3,494,595)	(6,810)
Reclassification of contributed surplus as at January 7, 2005	—	5,272
Unit issue costs	—	(4,455)
Adjustment of Mission acquisition	—	1,700
Trust units outstanding as at January 7, 2005, after Arrangement	20,598,257	225,189
Issued for cash	3,760,000	67,680
Issued for cash	17,800,000	320,400
Issued for cash	13,000,000	242,450
Issued on acquisition of APF	39,659,628	735,448
Issued on termination of stock option plan	1,534,021	19,777
Issued on conversion of exchangeable shares	1,898,112	38,515
Issued pursuant to the distribution reinvestment plan	1,311,386	23,981
Effect of exchange ratio on conversion of exchangeable shares	23,242	—
Issued on exercise of restricted trust units	468,500	9,978
Issued on conversion of exchangeable debentures	1,699,442	29,121
Unit issue costs	—	(40,255)
Balance, September 30, 2005	101,752,588	1,672,284

Exchangeable shares issued and exchanged are disclosed in note 10.

(iii)          Stock-based Compensation

On January 7, 2005, StarPoint began operations as a trust. As a result, the predecessor stock-based compensation arrangement was wound-up, resulting in the redemption or cancellation of all outstanding stock-based compensation arrangements. The termination of the stock option plan resulted in an expense of $1.6 million during the first quarter of 2005, reflecting the unexpensed portion of the fair value of the outstanding options.

(iv)          Unit-based Compensation

StarPoint has adopted a Restricted Unit Bonus Plan (the “Unit Bonus Plan”). The restricted units issued vest and become available for redemption into equivalent amounts of trust units over three years. In addition to the granting of the restricted units, the restricted unitholders receive an amount equivalent to the distributions made to trust unitholders. The Unit Bonus Plan permits the issuance of up to 5 percent of the aggregate issued and outstanding trust units and exchangeable shares.

(v)           Per Unit Amounts

Units outstanding at September 30, 2004 have been converted on a 4 for 1 basis to reflect the exchange of each share of StarPoint Energy Ltd. for either 0.25 trust units or 0.25 exchangeable shares.

Diluted per unit amounts include the dilutive effect of restricted units exchangeable shares and convertible debentures using the “if converted” method.

Units potentially issuable on the conversion of the convertible debentures described in note 6 are anti-dilutive and are not included in the calculation of diluted weighted average units for the three and nine months ended September 30, 2005.

12.          Supplemental Cash Flow Information

INTEREST AND TAXES PAID

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Income and other taxes paid	252	248	3,908	792
Interest paid	3,329	358	4,716	873

13.          Financial Instruments

Risk Management

The nature of StarPoint’s operations results in exposure to fluctuations in commodity prices, exchange rates and interest rates. StarPoint monitors these exposures and when appropriate, uses derivative financial instruments to manage its exposure to these risks. StarPoint is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. StarPoint deals only with major financial institutions and does not anticipate non-performance by the counterparties.

Upon the acquisition of APF, StarPoint accrued a liability of $25.1 million for the APF hedges in place at that time. As these hedges mature, the portion of the fair value ascribed to the maturing hedges is recognized in income. During the three and nine months ended September 30, 2005, $3.2 million was thus recognized into income. As at September 30, 2005, the fair value of these hedges was $21.4 million, as further detailed below.

The following tables summarize StarPoint’s hedging position at September 30, 2005:

FIXED PRICE OIL SWAP CONTRACTS

	Volume	Average Price	Index
	(bbl/d)	($CDN/bbl)
Oct 1, 2005 - Dec 31, 2005	11,100	60.77	WTI
Jan 1, 2006 - Dec 31, 2006	11,832	63.85	WTI
Jan 1, 2007 - Dec 31, 2007	9,562	65.86	WTI
Jan 1, 2008 - June 30, 2008	500	72.20	WTI

The fair value of the fixed price oil contracts at September 30, 2005 was a loss of $98.5 million, including a loss of $10.7 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

FIXED PRICE NATURAL GAS SWAP CONTRACTS

	Volume	Average Price	Index
	(GJ/d)	($CDN/GJ)
Oct 1, 2005 - Dec 31, 2005	9,000	7.52	AECO
Jan 1, 2006 - Dec 31, 2006	24,570	7.84	AECO
Jan 1, 2007 - Dec 31, 2007	5,000	8.47	AECO

The fair value of the fixed price natural gas contracts at September 30, 2005 was a loss of $31.6 million, including a loss of $2.2 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

COSTLESS COLLARS OIL CONTRACTS

	Volume	Price	Index
	(bbl/d)	($US/bbl)
Oct 1, 2005 - Dec 31, 2005	3,000	46.50 - 54.48	WTI
Jan 1, 2006 - Sept 30, 2006	2,156	46.08 - 55.44	WTI

The fair value of the costless collars oil contracts at September 30, 2005 was a loss of $12.8 million including a loss of $7.1 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

COSTLESS COLLARS NATURAL GAS CONTRACTS

	Volume	Price	Index
	(GJ/d)	($CDN/GJ)
Oct 1, 2005 - Dec 31, 2005	28,092	6.68 - 8.82	AECO
Jan 1, 2006 - Mar 31, 2006	28,000	6.91 - 9.64	AECO

The fair value of the costless collars natural gas contracts at September 30, 2005 was a loss of $21.0 million, including a loss of $1.4 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

Fixed Interest Rate Swaps

StarPoint has assumed through the APF combination fixed interest rate swaps between April 1, 2005 and September 30, 2007 covering $80.0 million of principal with interest rates varying between 3.58 percent and 3.65 percent, plus a stamp fee. The fair value of the fixed interest rate swaps at September 30, 2005 was a loss of $0.2 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

Electricity Price Risk

At September 30, 2005 StarPoint had a 2 MW contract with a fixed price of $46.40 per MWh, between April 1, 2005 and December 31, 2005. The fair value of the electricity cost management contract at September 30, 2005 was a gain of $0.2 million relating to contracts assumed on StarPoint’s acquisition of APF which were recorded as a liability on acquisition.

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by StarPoint at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by StarPoint that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

>>

/For further information: please contact: StarPoint Energy Trust, Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800, Fax:
(403) 263-3388/